Exhibit 99.1

So-Young Reports Unaudited Third Quarter Financial Results

BEIJING, China, November 19, 2021 — So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”), the largest and most vibrant social community in China for consumers, professionals and service providers in the medical aesthetics industry, today announced its unaudited financial results for the third quarter ended September 30, 2021.

Third Quarter 2021 Financial Highlights

•	Total revenues were RMB431.5 million (US$67.0 million1), an increase of 20.0% from RMB359.6 million in the same period of 2020, in line with our previous guidance.

•	Net income attributable to So-Young International Inc. was RMB6.8 million (US$1.1 million), an increase of 649.5% from RMB0.9 million in the third quarter of 2020.

•	Non-GAAP net income attributable to So-Young International Inc.[2] was RMB28.9 million (US$4.5 million), an increase of 9.6% from RMB26.4 million in the third quarter of 2020.

Third Quarter 2021 Operational Highlights

•	Average mobile MAUs were 8.0 million, compared with 8.7 million in the third quarter of 2020.

•	Number of paying medical service providers on So-Young’s platform were 4,841, an increase of 18.2% from 4,096 in the third quarter of 2020.

•	Number of medical service providers subscribing to information services on So-Young’s platform were 2,242, compared with 2,146 in the third quarter of 2020.

•	Total number of users purchasing reservation services were 174.2 thousand and the aggregate value of medical aesthetic treatment transactions facilitated by So-Young’s platform was RMB755.4 million.

Mr. Xing Jin, Co-Founder and Chief Executive Officer of So-Young, commented, “In the third quarter of 2021, we continued to execute our growth strategy and delivered solid performance despite the challenges and impact of COVID-19 in parts of China. Total revenues grew to RMB431.5 million, an increase of 20.0% from the same period of 2020. Benefiting from our strategy being well received among medical service providers, the number of paying medical service providers on our platform reached 4,841 during the quarter, up 18.2% from that of the prior year.”

Mr. Jin continued, “We made steady progress on our operations during the quarter. On the business front, our team worked tirelessly with institutions to increase brand endorsements on the platform and in an effort to improve conversion rates. On the non-surgical side, we worked to ensure consistent standardization of non-surgical procedures and services, improve our fulfilment services, and guarantee the authenticity of products on our platform for customers. Looking ahead, I’m confident that we are on track for rapid growth and building a competitive moat in the long term.”

1 This press release contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) solely for the convenience of the reader. Unless otherwise specified, all translations of Renminbi amounts into U.S. dollar amounts in this press release are made at RMB6.4434 to US$1.00, which was the U.S. dollars middle rate announced by the Board of Governors of the Federal Reserve System of the United States on September 30, 2021.

2 Non-GAAP net income attributable to So-Young International Inc. is defined as net income attributable to So-Young International Inc. excluding share-based compensation expenses. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Mr. Min Yu, Chief Financial Officer of So-Young, commented, “We achieved solid financial results with substantial profitability, which reflected the continuous optimization of our business model and effective cost control measures. Non-GAAP net income attributable to So-Young International Inc. was RMB28.9 million, an increase of 9.6% from the third quarter of 2020. Going forward, we are strongly positioned to recover from the impact of the COVID-19 pandemic and improve our monetization capabilities to generate long-term shareholder value.”

Third Quarter 2021 Financial Results

Revenues

Total revenues were RMB431.5 million (US$67.0 million), an increase of 20.0% from RMB359.6 million in the same period of 2020. The increase was primarily due to an increase in the number of paying medical service providers and the consolidated revenues of RMB48.1 million (US$7.5 million) in the third quarter of 2021 from Wuhan Miracle Laser Systems, Inc. (“Wuhan Miracle”), which was acquired on July 23, 2021.

•	Information services and other revenues were RMB369.7 million (US$57.4 million), an increase of 39.2% from RMB265.7 million in the same period of 2020. Other revenues primarily consist of product sales revenue from Wuhan Miracle, which was RMB48.1 million (US$7.5 million).

•	Reservation services revenues were RMB61.7 million (US$9.6 million), a decrease of 34.3% from RMB93.9 million in the same period of 2020. The decrease was primarily due to the resurgence of COVID-19 and the weaker-than-normal consumer sentiment which had a negative impact on our operations in several cities across the country.

Cost of Revenues

Cost of revenues were RMB89.6 million (US$13.9 million), an increase of 63.7% from RMB54.7 million in the third quarter of 2020. The increase was primarily due to the consolidation of the costs of Wuhan Miracle. Cost of revenues included share-based compensation expenses of RMB4.8 million (US$0.7 million) during the third quarter of 2021, compared with RMB5.1 million in the corresponding period of 2020.

Operating Expenses

Total operating expenses were RMB322.5 million (US$50.1 million), a decrease of 3.7% from RMB335.1 million in the third quarter of 2020.

•	Sales and marketing expenses were RMB190.7 million (US$29.6 million), a decrease of 13.9% from RMB221.6 million in the third quarter of 2020. The decrease was primarily due to a decrease in expenses associated with branding and marketing activities. Sales and marketing expenses for the third quarter of 2021 included share-based compensation expenses of RMB2.2 million (US$0.3 million), compared with RMB2.2 million in the corresponding period of 2020.

•	General and administrative expenses were RMB54.7 million (US$8.5 million), an increase of 8.7% from RMB50.3 million in the third quarter of 2020. The increase was primarily due to the consolidation of the general and administrative expenses of Wuhan Miracle. General and administrative expenses for the third quarter of 2021 included share-based compensation expenses of RMB10.0 million (US$1.6 million), compared with RMB12.2 million in the corresponding period of 2020.

•	Research and development expenses were RMB77.1 million (US$12.0 million), an increase of 22.1% from RMB63.2 million in the third quarter of 2020. The increase was primarily due to the consolidation of the research and development expenses of Wuhan Miracle. Research and development expenses for the third quarter of 2021 included share-based compensation expenses of RMB5.1 million (US$0.8 million), compared with RMB6.0 million in the corresponding period of 2020.

Income Tax Benefit/Expenses

Income tax expenses was RMB4.3 million (US$0.7 million), compared with RMB16.3 million income tax benefit in the same period of 2020 when the Company recorded tax refund of RMB16.4 million derived from the change in the preferential income tax rate of one of So-Young's subsidiaries.

Net income attributable to So-Young International Inc.

Net income attributable to So-Young International Inc. was RM6.8 million (US$1.1 million), compared with a net income attributable to So-Young International Inc. of RMB0.9 million in the third quarter of 2020.

Non-GAAP net income attributable to So-Young International Inc.

Non-GAAP net income attributable to So-Young International Inc., which excludes the impact of share-based compensation expenses, was RMB28.9 million (US$4.5 million), compared with RMB26.4 million non-GAAP net income attributable to So-Young International Inc. in the same period of 2020.

Basic and Diluted Earnings per ADS

Basic and diluted income per ADS attributable to ordinary shareholders were RMB0.06 (US$0.01) and RMB0.06 (US$0.01), respectively, compared with basic and diluted income per ADS attributable to ordinary shareholders of RMB0.01 and RMB0.01, respectively, in the same period of 2020.

Cash and Cash Equivalents, Restricted Cash and Term Deposits, Term Deposits and Short-Term Investments

As of September 30, 2021, cash and cash equivalents, restricted cash and term deposits, term deposits and short-term investments were RMB1,835.3 million (US$284.8 million), compared with RMB2,676.0 million as of December 31, 2020.

Business Outlook

For the fourth quarter of 2021, So-Young expects its total revenues to be between RMB430 million (US$66.7 million) and RMB450 million (US$69.8 million), representing a 1.3% to 6.0% increase from the same period in 2020. The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, and customer demand, particularly in view of the potential impact of the COVID-19, the effects of which are difficult to analyze and predict, which are all subject to changes.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP (loss)/income from operations and non-GAAP net (loss)/income attributable to So-Young International Inc. by excluding share-based compensation expenses from (loss)/income from operations and net (loss)/income attributable to So-Young International Inc., respectively. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results. The Company compensates for these limitations by providing the relevant disclosure of its share-based compensation expenses in the reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating the Company’s performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call Information

So-Young’s management will hold an earnings conference call on Friday, November 19, 2021, at 7:00 AM U.S. Eastern Time (8:00 PM on the same day, Beijing/Hong Kong Time). Participants can register for the conference call by navigating to https://apac.directeventreg.com/registration/event/7179806.

Once preregistration has been completed, participants will receive dial-in numbers, an event passcode, and a unique registrant ID.

To join the conference, please dial the number you receive, enter the event passcode followed by your unique registrant ID, and you will be joined to the conference instantly.

A telephone replay will be available two hours after the conclusion of the conference call through 7:59 AM U.S. Eastern Time, November 26, 2021. The dial-in details are:

International:	+61-2-8199-0299
US:	+1-646-254-3697
Passcode:	7179806

Additionally, a live and archived webcast of this conference call will be available at http://ir.soyoung.com.

About So-Young International Inc.

So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”) is the largest and most vibrant social community in China for consumers, professionals and service providers in the medical aesthetics industry. The Company presents users with reliable information through offering high quality and trustworthy content together with a multitude of social functions on its platform, as well as by curating medical aesthetic service providers that are carefully selected and vetted. Leveraging So-Young’s strong brand image, extensive audience reach, trust from its users, highly engaging social community and data insights, the Company is well-positioned to expand both along the medical aesthetic industry value chain and into the massive, fast-growing consumption healthcare service market.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Financial Guidance and quotations from management in this announcement, as well as So-Young’s strategic and operational plans, contain forward-looking statements. So-Young may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about So-Young’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: So-Young’s strategies; So-Young’s future business development, financial condition and results of operations; So-Young’s ability to retain and increase the number of users and medical service providers, and expand its service offerings; competition in the online medical aesthetic service industry; changes in So-Young’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online medical aesthetic service industry, general economic and business conditions globally and in China; the impact of the COVID-19 pandemic to So-Young’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and So-Young undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

So-Young

Investor Relations

Ms. Vivian Xu

Phone: +86-10-8790-2012

E-mail: ir@soyoung.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of
	December 31, 2020	September 30, 2021	September 30, 2021
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	1,127,055	1,576,173	244,618
Restricted cash and term deposits	21,865	24,865	3,859
Trade receivables	52,871	90,271	14,010
Inventory	-	91,250	14,162
Receivables from online payment platforms	16,182	18,086	2,807
Amounts due from related parties	7,764	455	71
Term deposits and short-term investments	1,527,088	234,288	36,361
Prepayment and other current assets	43,190	95,472	14,817
Total current assets	2,796,015	2,130,860	330,705
Non-current assets:
Long-term investments	166,100	253,373	39,323
Intangible assets	60,029	166,727	25,875
Goodwill	48,500	589,193	91,441
Property and equipment, net	29,830	126,582	19,645
Deferred tax assets	55,520	60,072	9,323
Operating lease right-of-use assets	120,140	101,438	15,743
Other non-current assets	15,878	168,144	26,096
Total non-current assets	495,997	1,465,529	227,446
Total assets	3,292,012	3,596,389	558,151

Liabilities
Current liabilities:
Taxes payable	60,070	62,481	9,696
Contract liabilities	135,385	162,449	25,212
Salary and welfare payables	95,758	131,306	20,378
Amounts due to related parties	2,404	739	115
Accrued expenses and other current liabilities	237,785	557,270	86,487
Operating lease liabilities-current	39,468	41,476	6,437
Total current liabilities	570,870	955,721	148,325
Non-current liabilities:
Operating lease liabilities-non current	93,044	72,016	11,177
Deferred tax liabilities	8,522	30,461	4,727
Total non-current liabilities	101,566	102,477	15,904
Total liabilities	672,436	1,058,198	164,229

Mezzanine equity
Redeemable non-controlling interests	23,205	19,461	3,020
Total mezzanine equity	23,205	19,461	3,020

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

Shareholders’ equity:
Treasury stock	-	(217,712)	(33,788)
Class A Ordinary shares (US$ 0.0005 par value; 750,000,000 shares authorized as of December 31, 2020 and September 30, 2021; 70,212,159 shares issued and outstanding as of December 31, 2020; 71,302,267 and 68,658,575 shares issued and outstanding as of September 30, 2021, respectively)	224	229	36
Class B Ordinary shares (US$ 0.0005 par value; 20,000,000 shares authorized as of December 31, 2020 and September 30, 2021; 12,000,000 shares issued and outstanding as of December 31, 2020 and September 30, 2021)	37	37	6
Additional paid-in capital	2,892,268	2,950,370	457,890
Statutory reserves	10,562	10,562	1,639
Accumulated deficit	(254,228)	(234,863)	(36,450)
Accumulated other comprehensive loss	(52,492)	(67,080)	(10,410)
Total So-Young International Inc. shareholders’ equity	2,596,371	2,441,543	378,923

Non-controlling interests	-	77,187	11,979

Total shareholders’ equity	2,596,371	2,518,730	390,902

Total liabilities, mezzanine equity and shareholders’ equity	3,292,012	3,596,389	558,151

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2020	September 30, 2021	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2021
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Information services and others	265,654	369,713	57,378	626,178	1,008,260	156,479
Reservation services	93,925	61,737	9,582	244,175	234,680	36,423
Total revenues	359,579	431,450	66,960	870,353	1,242,940	192,902
Cost of revenues	(54,743)	(89,638)	(13,912)	(148,586)	(200,799)	(31,164)
Gross profit	304,836	341,812	53,048	721,767	1,042,141	161,738
Operating expenses:
Sales and marketing expenses	(221,620)	(190,740)	(29,602)	(515,919)	(639,828)	(99,300)
General and administrative expenses	(50,295)	(54,691)	(8,488)	(134,099)	(166,362)	(25,819)
Research and development expenses	(63,150)	(77,113)	(11,968)	(158,272)	(219,048)	(33,996)
Total operating expenses	(335,065)	(322,544)	(50,058)	(808,290)	(1,025,238)	(159,115)
(Loss)/income from operations	(30,229)	19,268	2,990	(86,523)	16,903	2,623
Other income/(expenses):
Investment income	4,680	2,272	353	10,469	8,004	1,242
Interest income	7,539	4,903	761	32,916	15,674	2,433
Exchange losses	(551)	(446)	(69)	(515)	(4,799)	(745)
Impairment of long-term investment	-	(17,850)	(2,770)	-	(17,850)	(2,770)
Share of losses of equity method investee	(1,330)	(909)	(141)	(4,477)	(776)	(120)
Others, net	4,535	2,932	455	(2,491)	9,836	1,527
(Loss)/income before tax	(15,356)	10,170	1,579	(50,621)	26,992	4,190
Income tax benefit/(expenses)	16,259	(4,298)	(667)	17,781	(11,086)	(1,721)
Net income/(loss)	903	5,872	912	(32,840)	15,906	2,469
Net loss attributable to noncontrolling interests	-	896	139	-	3,459	537
Net income/(loss) attributable to So-Young International Inc.	903	6,768	1,051	(32,840)	19,365	3,006

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2020	September 30, 2021	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2021
	RMB	RMB	US$	RMB	RMB	US$
Net income/(loss) per ordinary share
Net earnings/(loss) per ordinary share attributable to ordinary shareholder - basic	0.01	0.08	0.01	(0.13)	0.24	0.04
Net earnings/(loss) per ordinary share attributable to ordinary shareholder - diluted	0.01	0.08	0.01	(0.13)	0.23	0.04
Net earnings/(loss) per ADS attributable to ordinary shareholders - basic (13 ADS represents 10 Class A ordinary shares)	0.01	0.06	0.01	(0.10)	0.18	0.03
Net earnings/(loss) per ADS attributable to ordinary shareholders - diluted (13 ADS represents 10 Class A ordinary shares)	0.01	0.06	0.01	(0.10)	0.18	0.03
Weighted average number of ordinary shares used in computing earnings/(loss) per share, basic*	81,629,610	80,895,891	80,895,891	81,411,972	81,805,945	81,805,945
Weighted average number of ordinary shares used in computing earnings/(loss) per share, diluted*	84,069,327	81,471,931	81,471,931	81,411,972	82,954,414	82,954,414

Share-based compensation expenses included in:
Cost of revenues	(5,091)	(4,814)	(747)	(13,287)	(12,938)	(2,008)
Sales and marketing expenses	(2,225)	(2,245)	(348)	(4,528)	(6,089)	(945)
General and administrative expenses	(12,155)	(10,032)	(1,557)	(34,690)	(24,446)	(3,794)
Research and development expenses	(6,021)	(5,083)	(789)	(15,188)	(13,763)	(2,136)

*	Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted.

SO-YOUNG INTERNATIONAL INC.

Reconciliation of GAAP and Non-GAAP Results

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2020	September 30, 2021	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2021
	RMB	RMB	US$	RMB	RMB	US$
GAAP (loss)/income from operations	(30,229)	19,268	2,990	(86,523)	16,903	2,623
Add back: Shared-based compensation expenses	25,492	22,174	3,441	67,693	57,236	8,883
Non-GAAP (loss)/income from operations	(4,737)	41,442	6,431	(18,830)	74,139	11,506

GAAP Net income/(loss) attributable to So-Young International Inc.	903	6,768	1,051	(32,840)	19,365	3,006
Add back: Shared-based compensation expenses	25,492	22,174	3,441	67,693	57,236	8,883
Non-GAAP Net income attributable to So-Young International Inc.	26,395	28,942	4,492	34,853	76,601	11,889